Exhibit (a)(5)(vi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

KATHLEEN ANN PASEK,	x :
Plaintiff,	:
:
v.	: :	C.A. No. 20344-NC
ROBERTS A. SMITH, ANDRE C.	:
DIMITRIADIS, SANTO J. COSTA,	:
JAMES J. PIECZYNSKI, GREGORY	:
F. BORON, DANIEL J. PARACKA,	:
ICN PHARMACEUTICALS, INC.,	:
and RIBAPHARM INC.	:
:
Defendants.	:
x

CLASS ACTION COMPLAINT

     Plaintiff alleges the following upon information and belief except for those allegations which pertain to plaintiff, which are based upon personal knowledge:

NATURE OF THE ACTION

     1.     Plaintiff brings this action on behalf of herself and all other public shareholders of Ribapharm Inc. (“Ribapharm” or the “Company”) who are threatened with the deprivation of the value of their shares of Ribapharm common stock.

     2.     This action seeks, inter alia, to enjoin defendant ICN Pharmaceuticals, Inc. (“ICN”) from acquiring all the shares of Ribapharm common stock that it currently does not own for grossly inadequate consideration. ICN already owns 80.1% of Ribapharm’s outstanding stock. Plaintiff also seeks damages in the event the transaction is consummated.

THE PARTIES

     3.     Plaintiff is the owner of shares of common stock of Ribapharm and has been the owner continuously of such shares since prior to the wrongs complained of herein.

     4.     Ribapharm is a corporation organized and existing under the laws of the State of Delaware with its principal offices located at 3300 Hyland Avenue, Costa Mesa, CA, 92626. Ribaphann is a research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name, focusing on treatments for dermatology, infectious diseases and cancer.

     5.     Defendant Roberts A. Smith (“Smith”) is, and at all relevant times has been, a member of the Board of Directors of Ribapharm.

     6.     Defendant Andre C. Dimitriadis (“Dimitriadis”) is, and has been since January 23, 2003, a member of the Board of Directors of Ribapharm.

     7.     Defendant Santo J. Costa (“Costa”) is, and has been since January 23, a member of the Board of Directors of Ribapharm.

     8.     Defendant James J. Pieczynski (“Pieczynski”) is, and has been since January 23, 2003, a member of the Board of Directors of Ribapharm.

     9.     Defendant Gregory F. Boron (“Boron”) is, and has been since January 23, 2003, a member of the Board of Directors of Ribapharm.

     10.     Defendant Daniel J. Paracka (“Paracka”) is, and has been since January 23, 2003, both a member and the Chairman of the Board of Directors of Ribapharm.

     11.     The Individual Defendants, as officers and directors of Ribapharm, owe fiduciary duties of good faith, fair dealing, loyalty, due care, and candor to plaintiff and the other members of the Class.

     12.     ICN is a corporation organized under the laws of the state of Delaware with its principal offices located at 3300 Hyland Avenue, Costa Mesa, California. Like Ribapharm, ICN is a research-based pharmaceutical company that manufactures, markets and distributes pharmaceuticals, dealing primarily with treatments for dermatology, infectious diseases and cancer.

     13.     ICN, as majority shareholder of Ribapharm, owes a fiduciary duty to the minority shareholders not to use its majority position to wrongfully benefit itself at the minority shareholders’ expense.

CLASS ACTION ALLEGATIONS

     14.     Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of this Court on behalf of all other stockholders of Ribapharm or their successors in interest, who are threatened with deprivation of their equity interest in Ribapharm by the wrongs complained of herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

     15.     This action is properly maintainable as a class action for the following reasons:

(a)	The Class is so numerous that joinder of all members is impracticable. There are approximately 30 million shares of Ribapharm common stock in the public float, beneficially owned by thousands of Class members.

(b)	There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

1. whether the proposed transaction is grossly unfair to the Class;

2. whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

3. and whether defendants have breached their duties of fair dealing and loyalty owed by them to plaintiff and the other members of the Class;

(c)	The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

(d)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS
The Tender Offer

     17.     In April 2002, only one year ago, ICN took Ribapharm public, making an initial public offering of 26 million shares at $10.00 per share.

     18.     On June 2, 2003, ICN, the current owner of 80.1% of the common shares of Ribapharm, announced that it intended to acquire the public shares it did not own and that it would commence a tender offer at $5.60 per share (the “Tender Offer”). ICN stated that it expects to commence the Tender Offer within seven to ten days.

     19.     The purpose of the Tender Offer is to enable ICN to acquire one hundred (100%) percent equity ownership of Ribapharm and its valuable assets for its own benefit at the expense of Ribaphann’s public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability. ICN has stated that Ribapham is one of its most valuable assets.

     20.     By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, may unfairly deprive plaintiff and the other members of the Class of the true value of their investment in Ribapham.

     21.     The proposed transaction is the product of unfair dealing, and the price of $5.60 cash per share to be paid to Class members is inadequate and unfair. Although $5.60 represents a premium over the trading price of Ribapharm common stock on the day prior to the announcement ($5.08), this is not reflective of the Company’s true value, especially because Ribapharm has demonstrated significant financial growth over the last year and continued growth potential, including but not limited to the following:

(a)	over the last 52 weeks, Ribapharm common stock has traded as high as $10.40 a share;

(b)	Ribapharm’s net income for the year 2002 was $129.2 million, or $0.86 per share, representing an 88.2% increase over net income for the year 2001. Operating income increased to $204 million in the year 2002 from $112.5 million in 2001; and

(c)	Ribapham settled intellectual property disputes with F. Hoffmann-La Roche in January 2003, thereby acquiring a global license for its own version of ribavirin, a popular pharmaceutical used for the treatment of hepatitis C which had brought Ribapharm $270.3 million in royalty revenues in 2002 and added further integrity to Ribapharm’s 2003 earnings estimate.

     22.     In December 2002, ICN became engaged in a dispute with Ribapharm’s former Board of Directors regarding ICN’s plans for Ribapharm’s and instigated proceedings to remove all but one of the former board members. During the course of this dispute, ICN made public statements that were unfavorable to the former Ribapharm Board of Directors, brought a lawsuit against the former board, and ultimately succeeded in achieving the resignation of five of the six board members on January 22, 2003. On January 23, 2003, Ribapharm announced that its Board, now consisting only of defendant Smith, had elected five new directors: defendants Paracka, Costa, Boron, and Pieczynski. Defendant Paracka was also elected to serve as Chairman.

     23.     Having succeeded in replacing Ribapharm’s former board members with individuals more amenable to ICN’s plan to reacquire Ribapharm, ICN is now plainly taking advantage of the negative light it shed on Ribapharm during its dispute with the former board and the slight recent downturn in the market to reacquire complete control of Ribapharm’s common stock at only half the price ICN received for the same shares in the initial public offering one year ago, despite the fact that Ribapharm has demonstrated significant growth over the past year and promises to continue doing so in the future.

     24.     If the Tender Offer is allowed to proceed, ICN and the Individual Defendants will have violated their fiduciary duty owed to the public shareholders of Ribapharm by putting the interests of ICN ahead of those of Ribapharm’s public shareholders. ICN and the Individual Defendants may not be permitted to use their positions to the detriment of plaintiff and the other members of the Class.

     25.     Because ICN dominates and controls the financial, business and corporate affairs of Ribapharm, and because the Individual Defendants hold executive and director positions within Ribapharm, defendants are in possession of private corporate information concerning Ribapharm’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Ribapharm which makes it inherently unfair for ICN to pursue any proposed transaction wherein it will reap disproportionate benefits at the expense of the Class.

     26.     By reason of the foregoing, ICN and the Individual Defendants have violated their fiduciary duties to the public stockholders of Ribapharm in that they have acted against the best interests of the Class, and have otherwise failed to take appropriate steps to protect the interests of the Class.

     27.     As a result of the actions of defendants, plaintiff and the other members of the Class are threatened with irreparable injury in that they will be denied appropriate consideration for their shares of Ribapharm’s common stock.

     28.     Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from carrying out the aforesaid plan and scheme.

     29.     Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

     1.     declaring this to be a proper class action and appointing plaintiff as the Class representative;

     2.     enjoining, preliminarily and permanently, the Tender Offer;

     3.     to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding such transaction or awarding the Class rescissory damages;

     4.     directing that defendants pay to plaintiff and the other members of the Class all damages caused to the Class and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     5.     awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and expert(s); and

     6.     granting such other further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A. By: /s/ illegible 919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP 845 Third Avenue New York, N Y 10022 (212) 759-4600